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                         EXHIBIT 18



November 8, 2004



Members of the Audit Committee
   Of the Board of Directors of DeVry Inc.
Charles A. Bowsher, Chairman
David S. Brown
Harold T. Shapiro

Dear Audit Committee Members:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004.
Note 3 therein describes a change in accounting principle from consolidating the Becker CPA Review subsidiary using its April 30 fiscal year-end to using a June 30 year-end, which coincides with the Company's fiscal year-end. It should be understood that the preferability of one acceptable method of accounting over another for the determination of an appropriate subsidiary year-end for purposes of consolidation has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to June 30, 2004. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,


/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois